Poniard Pharmaceuticals, Inc.	750 Battery Street, Ste. 330
San Francisco, California 94111
650.583.3774 main
650.583.3789 fax

April 20, 2011

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poniard Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2011
File No. 000-16614

Dear Mr. Riedler:

Poniard Pharmaceuticals, Inc. is providing the following response to the Staff’s comment letter dated April 19, 2011 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A. The Company has revised the Preliminary Proxy Statement in response to the Staff’s comment and is filing, concurrently with this letter, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, which reflects the revision. For your convenience, we have included the Staff’s comment, followed by the Company’s response.

Preliminary Proxy Statement Filed April 12, 2011

1.	Please disclose whether you currently have, or do not have, any plans, arrangements, or understandings, written or oral, for the issuance of any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended and Restated Articles of Incorporation to effect a reverse stock split of your outstanding shares of common stock.

Response: We have added in the second line on page 33 of Amendment No. 1 to the Preliminary Proxy Statement disclosure advising that the Company currently does not have any plans, arrangements or understandings for the issuance of any of the common shares that would be available as a result of the reverse stock split.

Mr. Jeffrey Riedler

April 20, 2011

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (206) 286-2501. Thank you again for your time and consideration.

Very truly yours,

/s/ Michael K. Jackson

Michael K. Jackson

Interim Chief Financial Officer